Mail Stop 3010

March 30, 2010

Mr. Gabriel Blasi
Chief Financial Officer
IRSA Inversiones Y Representaciones Sociedad Anonima
Bolivar 108
(C1091AAQ)Buenos Aires, Argentina

Re: IRSA Inversiones Y Representaciones Sociedad Anonima
Form 20-F for the fiscal year ended June 30, 2009
File No. 1-13542

Dear Mr. Blasi:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended June 30, 2009

Financial Statements of IRSA Inversiones y Representaciones S.A. ("IRSA")

Notes to the Consolidated Financial Statements

2. Preparation of financial statements

Proportionate consolidation, page F-10

1. Please tell us how you have complied with Item 17(c)(2)(vii) of Form 20-F with respect to providing summarized cash flow information for those entities to which you have applied proportionate consolidation.

g. Significant acquisitions, dispositions and development of businesses

Acquisition of Soleil Factory shopping center business, page F-15

2. We note that APSA paid US$8.1 million in December of 2007 for the anticipated acquisition of the Soleil Factory shopping center business. You also disclose that the transaction is subject to certain suspensive conditions. Please tell us what these conditions are, when you expect them to be met, and if your payment is returned if the conditions are never met.

29. Differences between Argentine GAAP and US GAAP

I. Differences in measurement methods, page F-65

General

3. Please tell us and expand your disclosure in future filings to clarify how impairment losses for accounts and mortgage receivables are provided for under US GAAP and describe any differences between Argentine GAAP and US GAAP.

g. Securitization accounting, page F-73

4. We note that you record the transfer of credit card receivables as sales. Please tell us the circumstances, if any, that you would be required to repurchase the securitized receivables and if you have recorded any related accruals. Additionally, tell us your accounting policies under U.S. GAAP related to these obligations, if applicable, for transfers accounted for both as sales and financings.

(u) Derecognition of Put option, page F-80

5. Please tell us how you determined that put option did not meet the definition of a derivative under US GAAP. Within your response, please reference the authoritative literature management relied upon.

Financial Statements of Banco Hipotecario S.A.

Consolidated Statements of Changes in Shareholders' Equity, page F-124

6. Please tell us the nature of the Ps.(39,460) adjustment to retained earnings. Within your response, please tell us how you accounted for this item within your US GAAP reconciliation.

Notes to the Consolidated Financial Statements, page F-134

7. Please tell us how you accounted for your investments in companies where corporate decisions are not influenced within your US GAAP reconciliation.

Minimum Capital Requirements, page F-157

8. You have disclosed a shortfall in minimum regulatory capital of Ps. 562,000 as of September 30, 2009. Please tell us the implications of this shortfall and what management's plan or response was to this shortfall.

34. Summary of Significant Differences between Argentine Banking GAAP and US GAAP

General, page F-160

9. We note you account for your interest income using the straight-line method. Please tell us how you accounted for interest income within your US GAAP reconciliation.

10. Please tell us how you accounted for your guarantees provided to the Argentine Central Bank and other guarantees provided, as discussed on page F-158, within your US GAAP reconciliation.

Financial Statements of Metropolitan 885 Third Avenue LLC ("Metropolitan")

General

11. In future filings, please ensure that the titles on each of the included financial statements are consistent with the financial statements listed in the auditors' report.

Statement of Cash Flows, page F-189

12. We note that you have used the caption "leasing costs" within the cash flows from investing activities section of the Statement of Cash Flows. Please tell us your reason for including leasing costs within investing activities. Please confirm that, in future filings, you will provide a separate accounting policy in the footnotes for the classification of such costs in the Statement of Cash Flows.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-194

13. Please tell us your policy for determining the amount of revenue to recognize related to tenant reimbursements and confirm that you will enhance your disclosure of such policies in future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jennifer Monick
Senior Staff Accountant